SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)

                             HEALTHCARE PROPERTIES, L.P.
                                   (Name of Issuer)


                                   DEPOSITARY UNITS
                            (Title of Class of Securities)


                                         NONE
                                    (CUSIP Number)

                               Winston W. Walp II, Esq.
                   Jenkens & Gilchrist, a Professional Corporation
                             1445 Ross Avenue, Suite 3200
                              Dallas, Texas  75202-2799
                                    (214) 855-4500
                         (Name, Address and Telephone Number
                           of Person Authorized to Receive
                             Notices and Communications)


                                    various dates
               (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-- l(b)(3) or (4), check the following box .

          Check the following box if a fee is being paid with this statement . (A fee is not required only if the reporting person
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

           CUSIP No.
           NONE                          13D                     Page 2 of
                                                               13 Pages



             1    NAME OF REPORTING PERSON: Capital Realty Group Senior
                  Housing, Inc.
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not given


             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  instructions)                                      (a)
                                                                     (b)


             3    SEC USE ONLY


             4    SOURCE OF FUNDS (See instructions): WC and AF



             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



             6    CITIZENSHIP OR PLACE OF ORGANIZATION: Texas





            NUMBER OF
             SHARES
           BENEFICIAL
            LY OWNED
             BY EACH
            REPORTING
             PERSON
              WITH       7   SOLE VOTING POWER:



                         8   SHARED VOTING POWER: 390,485



                         9   SOLE DISPOSITIVE POWER:


                        10   SHARED DISPOSITIVE POWER: 390,485



             11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON: 390,485



             12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)






          DRR1CD00 27686-6

           CUSIP No.
           NONE                          13D                     Page 3 of
                                                               13 Pages



             13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                  9.36%



             14   TYPE OF REPORTING PERSON (See instructions): CO
















































          DRR1CD00 27686-6

           CUSIP No.
           NONE                          13D                     Page 4 of
                                                               13 Pages



             1   NAME OF REPORTING PERSON: Capital Senior Living
                 Communities, L.P.
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not given


             2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                 instructions)                                       (a)
                                                                     (b)


             3   SEC USE ONLY


             4   SOURCE OF FUNDS (See instructions): WC



             5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



             6   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware





           NUMBER OF
             SHARES
           BENEFICIA
           LLY OWNED
            BY EACH
           REPORTING
             PERSON
              WITH      7   SOLE VOTING POWER:



                        8   SHARED VOTING POWER: 294,613



                        9   SOLE DISPOSITIVE POWER:


                       10   SHARED DISPOSITIVE POWER: 294,613



            11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON: 294,613



            12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)






          DRR1CD00 27686-6

           CUSIP No.
           NONE                          13D                     Page 5 of
                                                               13 Pages



            13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                 7.06%



            14   TYPE OF REPORTING PERSON (See instructions): PN
















































          DRR1CD00 27686-6

           CUSIP No.
           NONE                          13D                     Page 6 of
                                                               13 Pages



             1   NAME OF REPORTING PERSON: Jeffrey L. Beck
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not given


             2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                 instructions)                                       (a)
                                                                     (b)


             3   SEC USE ONLY


             4   SOURCE OF FUNDS (See instructions): Not applicable



             5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



             6   CITIZENSHIP OR PLACE OF ORGANIZATION: USA





           NUMBER OF
             SHARES
           BENEFICIA
           LLY OWNED
            BY EACH
           REPORTING
             PERSON
              WITH      7   SOLE VOTING POWER:



                        8   SHARED VOTING POWER: 685,098



                        9   SOLE DISPOSITIVE POWER:


                       10   SHARED DISPOSITIVE POWER: 685,098



            11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON: 685,098



            12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)







          DRR1CD00 27686-6

           CUSIP No.
           NONE                          13D                     Page 7 of
                                                               13 Pages



            13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                 16.42%



            14   TYPE OF REPORTING PERSON (See instructions): IN
















































          DRR1CD00 27686-6

           CUSIP No.
           NONE                          13D                     Page 8 of
                                                               13 Pages



             1   NAME OF REPORTING PERSON: James A. Stroud
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not given


             2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                 instructions)                                       (a)
                                                                     (b)


             3   SEC USE ONLY


             4   SOURCE OF FUNDS (See instructions): Not applicable



             5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)



             6   CITIZENSHIP OR PLACE OF ORGANIZATION: USA





           NUMBER OF
             SHARES
           BENEFICIA
           LLY OWNED
            BY EACH
           REPORTING
             PERSON
              WITH      7   SOLE VOTING POWER:



                        8   SHARED VOTING POWER: 685,098



                        9   SOLE DISPOSITIVE POWER:


                       10   SHARED DISPOSITIVE POWER: 685,098



            11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON: 685,098



            12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)







          DRR1CD00 27686-6

           CUSIP No.
           NONE                          13D                     Page 9 of
                                                               13 Pages



            13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                 16.42%



            14   TYPE OF REPORTING PERSON (See instructions): IN
















































          DRR1CD00 27686-6

           CUSIP No.
           NONE                          13D                    Page 10 of
                                                               13 Pages


          Item (a)       Security and Issuer.

               (b)       Title of the class of equity securities:

                  Depositary Units (the "Units")

               (c) Name and address of the principal executive office of the issuer:

                  Healthcare Properties, L.P. (the "Issuer")
                  14160 Dallas Parkway, Suite 300
                  Dallas, Texas  75240

          Item (d)       Identity and Background.

               This statement is filed on behalf of Capital Realty Group Senior Housing, Inc., a Texas corporation ("Senior Housing"), Capital Senior Living Communities, L.P., a Delaware limited partnership ("Senior Living"), Jeffrey L. Beck ("Mr. Beck") and James A. Stroud ("Mr. Stroud") (Senior Housing, Senior Living, Mr. Beck and Mr. Stroud are referred to herein collectively as the "Registrants").

               Senior Housing. Senior Housing is the sole general partner of the Issuer. Senior Housing specializes in the health care industry as an asset manager and general partner of partnerships similar to the Issuer.

               Senior Living. Senior Living owns and operates properties primarily in the health care industry. Retirement Living Communities, L.P. ("RLC"), an Indiana limited partnership, is the sole general partner of Senior Living. Capital Retirement Group, Inc., a Texas corporation ("Retirement"), is the sole general partner of RLC.

               Mr. Beck. Mr. Beck is a director and the Chief Executive Officer and Assistant Secretary of each of Senior Housing and Retirement and a shareholder or ultimate beneficial owner of both Senior Housing and Retirement. Mr. Beck also serves as an executive officer and director of certain affiliates of Senior Housing and Retirement engaged in the healthcare and real estate industries. Mr. Beck owns limited partnership interests in Senior Living and RLC.

               Mr. Stroud. Mr. Stroud is a director and the Chief Operating Officer and Secretary of each of Senior Housing and Retirement and an ultimate beneficial owner of both Senior Housing and Retirement. Mr. Stroud also serves as an executive officer and director of certain affiliates of Senior Housing and Retirement engaged in the health care and real estate industries. Mr. Stroud owns limited partnership interests in Senior Living and RLC.



          DRR1CD00 27686-6

           CUSIP No.
           NONE                          13D                    Page 11 of
                                                               13 Pages


               Each of Mr. Beck and Mr. Stroud is a citizen of the United States of America. The business address of each of the Registrants is 14160 Dallas Parkway, Suite 300, Dallas, Texas 75240.

               Information as to the names, residence or business addresses, present principal occupation or employment, and citizenship of the executive officers and directors of each of Senior Housing and Retirement is set forth in Appendix I, which is incorporated herein by reference.

               During the last five years, none of the Registrants and none of the persons named in Appendix I have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors and except that Mr. Stroud pleaded guilty to driving under the influence charges in August 1992, in Dallas County Criminal Court and in June 1994, in Dallas County District Court, receiving probation, minor fines and community service, education and after care obligations) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item (e)       Source    and   Amount    of   Funds    or   Other
          Considerations.

               Senior Housing has purchased 390,485 Units of the Issuer for
          $390,485.   Such  purchases  were effected  with working  capital
          funds internally generated by Senior Housing.

               Senior Living has purchased 294,613  Units of the Issuer for
          $402,811.75.   Such purchases were effected  with working capital
          funds internally generated by Senior Living.

          Item (f)       Purpose of Transaction.

               The Registrants believe that the Units represent an attractive investment at the acquisition price paid for such investment. Consequently, the acquisition by Registrants of the Units has been made for investment purposes. However, each of the Registrants will continually evaluate the business, financial condition, and prospects of the Issuer, the price for Units, return on its investment, alternative investments, and conditions in the economy and in the industry in which the Issuer is engaged, with a view toward determining whether to hold, decrease, or increase its investment in Units. From time to time on or after the date of this statement, based upon its evaluation, the Registrants may sell all or a portion of their




          DRR1CD00 27686-6

           CUSIP No.
           NONE                          13D                    Page 12 of
                                                               13 Pages


          Units or may purchase additional Units, at varying prices in privately negotiated transactions and/or in other transactions.

               The Registrants have no current definitive plans, arrangement, or understanding to gain voting control of the Issuer or to seek to cause the Issuer to be merged, reorganized, or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current management, capitalization, distribution policy, business, structure, partnership agreement or to cause the Units to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

          Item (g)       Interest in Securities of the Issuer.

               Senior Housing owns in its own name and for its own account and has the power to vote and dispose of 390,485 Units of the Issuer or 9.36% of the outstanding Units. However, because Mr. Beck and Mr. Stroud are the ultimate beneficial owners and sole directors of Senior Housing (see Item 2 hereof), Mr. Beck and Mr. Stroud may be deemed to be beneficial owners of these Units and to have shared power to vote and dispose of the Units owned by Senior Housing.

               Senior Living owns in its own name and for its own account and has the power to vote and dispose of 294,613 Units of the Issuer or 7.06% of the outstanding Units. However, because Mr. Beck and Mr. Stroud are the ultimate beneficial owners and sole directors of Retirement, which is the sole general partner of the sole general partner of Senior Living, Mr. Beck and Mr. Stroud may be deemed to be beneficial owners of these Units and to have shared power to vote and dispose of the Units owned by Senior Living.

               The original Schedule 13D dated December 8, 1993 filed by Senior Housing and Mr. Beck and Mr. Stroud reported purchase by Senior Housing of 376,869 Units at $1.00 per Unit pursuant to a tender offer. Subsequently, a purchase of 6,586 Units was rescinded. Thereafter, Senior Housing acquired the Units indicated at the price and on the dates shown on Appendix II in privately negotiated transactions.

               Senior Living acquired the Units indicated at the prices and on the dates shown on Appendix III in privately negotiated transactions.

               Each of Senior Housing, Senior Living, Mr. Beck and Mr. Stroud disclaims beneficial ownership of the Units owned by the other. The filing of this statement shall not be construed as an admission that any of the Registrants is the beneficial owner of Units with respect to which beneficial ownership is disclaimed. Each Registrant disclaims the existence of a "group" with any



          DRR1CD00 27686-6

           CUSIP No.
           NONE                          13D                    Page 13 of
                                                               13 Pages


          person as contemplated by Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended.


          Item (h)       Contracts,    Arrangements,    Understandings   or
          Relationships with Respect to Securities of the Issuer.

               Except as set forth herein, there are no contracts, arrangements, understandings, agreements or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to Units of the Issuer.

          Item (i)       Material to Be Filed as Exhibits.

               Exhibit A           -    Joint Filing Agreement








































          DRR1CD00 27686-6

           CUSIP No.
           NONE                          13D                    Page 14 of
                                                               13 Pages


                                      SIGNATURE

                    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Date:  January 24, 1996       CAPITAL    REALTY    GROUP   SENIOR
          HOUSING, INC.
                                   a Texas corporation



                              By:  /s/ Jeffrey L. Beck
                                   Jeffrey L. Beck, Chief Executive Officer


          Date:  January 24, 1996  CAPITAL SENIOR LIVING COMMUNITIES, L.P.
                                   a Delaware limited partnership
                                   By:  Retirement Living Communities,L.P.,
                                        an Indiana limited partnership
                                        its sole general partner

                                   By:  Capital Retirement Group, Inc.,
                                        a Texas corporation,
                                        its sole general partner



                                   By:  /s/ Jeffrey L. Beck
                                        Jeffrey L. Beck,
                                        Chief Executive Officer



          Date:  January 24, 1996       /s/ Jeffrey L. Beck
                                        Jeffrey L. Beck



          Date:  January 24, 1996       /s/ James A. Stroud
                                        James A. Stroud













          DRR1CD00 27686-6

           CUSIP No.
           NONE                          13D                    Page 15 of
                                                               13 Pages

                                      APPENDIX I

          Executive Officers and Directors of Senior Housing and Retirement


              Name and
             Business or
              Residence
               Address              Positions and Principal Occupation

           Jeffrey L. Beck      Director, Chief Executive Officer and
                                  Assistant Secretary of Senior Housing
                                  and Retirement

           James A. Stroud      Director, Chief Operating Officer and
                                  Secretary of Senior Housing and
                                  Retirement
           Keith N.
           Johannessen          President of Senior Housing and
                                  Retirement

           Fred W. Tanner       Executive Vice President of Senior
                                  Housing and Retirement
           David R.
           Brickman             Vice President of Senior Housing and
                                  Retirement

           Rob L.
           Goodpaster           National Director of Marketing of Senior
                                  Housing and Retirement

           Robert F.
           Hollister            Controller of Senior Housing and
                                  Retirement

          Each of the persons listed above is a citizen of the United States and, unless otherwise noted, has a business address of 14160 Dallas Parkway, Suite 300, Dallas, Texas 75240.

           CUSIP No.
           NONE                          13D                    Page 16 of
                                                               13 Pages

                                      APPENDIX II

                              Additional Unit Purchases by Senior Housing


                           Number of
                             Units           Date
                                           Purchased             Purchase
                                                                 Price per
                                                                   Unit

                           5,000           12/21/93                $1.00
                             500           02/01/94                $1.00

                           6,406           05/01/94                $1.00

                           1,000           08/01/94                $1.00
                           6,596           09/01/94                $1.00

                             700           10/01/94                $1.00




































          DRR1CD00 27686-6

           CUSIP No.
           NONE                          13D                    Page 17 of
                                                               13 Pages

                                             APPENDIX III

                              Additional Unit Purchases by Senior Living



                           Number of
                             Units           Date
                                           Purchased             Purchase
                                                                 Price per
                                                                   Unit

                           7,658           02/28/95                $1.25
                          11,730           03/01/95                $1.25

                           3,666           03/30/95                $1.25

                             500           03/31/95                $1.00
                             512           03/31/95                $1.25

                           8,373           04/01/95                $1.25
                          26,038           04/06/95                $1.25

                           1,089           04/15/95                $1.25

                           1,645           04/22/95                $1.25
                          14,745           05/01/95                $1.25

                           1,600           05/10/95                $1.25
                          15,295           06/01/95                $1.25

                           1,026           06/01/95                $1.00

                          40,136           07/01/95                $1.25
                          48,297           10/01/95                $1.25

                          77,376           01/01/96                $1.25
                          34,927           01/01/96                $2.25



















          DRR1CD00 27686-6

           CUSIP No.
           NONE                          13D                    Page 18 of
                                                               13 Pages


                                      EXHIBIT A

                                Joint Filing Agreement

            In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the depositary units of Healthcare Properties, L.P., and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. Each party to this Joint Filing Agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement.


          Date:  January 24, 1996       CAPITAL    REALTY   GROUP    SENIOR
          HOUSING, INC.
                                   a Texas corporation


                                   By:  /s/ Jeffrey L. Beck
                                        Jeffrey  L.  Beck, Chief  Executive
          Officer


          Date:  January 24, 1996       CAPITAL SENIOR LIVING  COMMUNITIES,
          L.P.
                                   a Delaware limited partnership

                              By:  Retirement Living Communities, L.P.,
                                   an Indiana limited partnership
                                   its sole general partner

                              By:  Capital Retirement Group, Inc.,
                                   a Texas corporation,
                                   its sole general partner


                              By:  /s/ Jeffrey L. Beck
                                   Jeffrey L. Beck,
                                   Chief Executive Officer


          Date:  January 24, 1996            /s/ Jeffrey L. Beck
                                             Jeffrey L. Beck


          Date:  January 24, 1996            /s/ James A. Stroud
                                             James A. Stroud






          DRR1CD00 27686-6